SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

DISH NETWORK CORPORATION
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))
Incentive Stock Options to Purchase Class A Common Stock, $0.01 par value
(Title of Class of Securities)
25470M109
(CUSIP Number of Class of Securities)
R. Stanton Dodge
Executive Vice President, General Counsel and Secretary
DISH Network Corporation
9601 S. Meridian Boulevard
Englewood, Colorado 80112
(303) 723-1000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:
Scott D. Miller
Sullivan & Cromwell LLP
1870 Embarcadero Road
Palo Alto, California 94303
(650) 461-5600
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$68,149,793.13	$4,859.08

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 6,855,272 shares of common stock of DISH Network Corporation, representing all of the incentive stock options eligible for the exchange offer, having an aggregate value of $68,149,793.13 as of January 12, 2010 will be submitted pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $71.30 per million dollars of the transaction value.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,859.08	Filing Party: DISH Network Corporation
Form or Registration No.: 005-46313	Date Filed: January 19, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

     This Amendment No. 3 (“Amendment No. 3”) on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on January 19, 2010 (as amended and supplemented, the “Schedule TO”) by DISH Network Corporation (the “Company”), in connection with the Company’s offer to adjust the exercise price of certain incentive stock options to purchase shares of the Company’s Class A common stock, par value $0.01 per share, by decreasing the exercise price, upon the terms and subject to the conditions set forth in the Offer to Adjust Certain Incentive Stock Options, as amended and supplemented (the “Offer to Exchange”) and the related Election Form for the Offer to Exchange.
     Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 3 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein.

Item 4.	Terms of the Transaction.
Item 4 of the Schedule TO is hereby amended and supplemented to add the following paragraph
     The Offer to Exchange expired at 6:00 p.m., Mountain Time, on Wednesday, February 17, 2010. Pursuant to the Offer to Exchange, Eligible Employees (as defined therein) tendered, and the Company accepted for adjustment, properly tendered Eligible Incentive Stock Options (as defined therein) to purchase an aggregate of 6,548,729 shares of the Company’s Class A common stock from 415 participants, representing approximately 95.5% of the total shares of Class A common stock underlying Eligible Incentive Stock Options. The adjustment to all properly tendered and accepted Eligible Incentive Stock Options was affected as of February 17, 2010, and Fidelity, our stock option administrator, will promptly record these adjustments in the accounts of eligible employees.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2010	By:	/s/ Robert E. Olson
		Name:	Robert E. Olson
		Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)*	Amended Offer to Adjust Certain Incentive Stock Options, dated January 19, 2010
(a)(1)(ii)*	E-mail from Stephen Wood, Executive Vice President, dated November 20, 2009 Announcing the Offer to Exchange.
(a)(1)(iii)*	E-mail from Stephen Wood, Executive Vice President, dated January 19, 2010 Announcing the Commencement of the Offer to Exchange
(a)(1)(iv)*	E-mail from OptionExchange@dishnetwork.com dated January 19, 2010 Providing the Offer to Exchange Election Form
(a)(1)(v) *	Offer to Exchange Election Form
(a)(1)(vi)*	Form of Election Confirmation E-mail to Eligible Employees who Properly Submit an Offer to Exchange Election Form
(a)(1)(vii)*	Form of Auto-Reply to E-mail Messages Sent to Stock.Options@dishnetwork.com
(a)(1)(viii)*	Form of Auto-Reply to E-mail Messages Sent to OptionExchange@dishnetwork.com
(a)(1)(ix)*	Form of Reminder E-mail to Eligible Employees Regarding the Offer to Exchange
(a)(1)(x)	Annual Report for the fiscal year ended December 31, 2008 (incorporated by reference to Form 10-K filed with the Securities and Exchange Commission on March 2, 2009, Commission File No. 000-26176)
(a)(1)(xi)	Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009 (incorporated by reference to Form 10-Q filed with the Securities and Exchange Commission on November 9, 2009, Commission File No. 000-26176)
(a)(1)(xii)*	E-mail from OptionExchange@dishnetwork.com, dated January 29, 2010 providing a description of the changes made in the Amended Offer to Adjust Certain Incentive Stock Options, dated January 19, 2010
(a)(1)(xiii)*	E-mail from Stephen Wood, Executive Vice President, dated February 3, 2010 regarding the Offer to Exchange
(a)(1)(xiv)	Form of Acceptance E-mail
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(b)	Not applicable
(d)(1)	Amended and Restated DISH Network Corporation 1995 Stock Incentive Plan (incorporated by reference to the Definitive Proxy Statement on Form 14A filed on March 31, 2009, Commission File No. 000-26176)
(d)(2)	Amended and Restated DISH Network Corporation 1999 Stock Incentive Plan (incorporated by reference to the Definitive Proxy Statement on Form 14A filed on March 31, 2009, Commission File No. 000-26176)
(d)(3)	DISH Network Corporation 2009 Stock Incentive Plan (incorporated by reference to the Definitive Proxy Statement on Form 14A filed on March 31, 2009, Commission File No. 000-26176)
(d)(4)	Incentive Stock Option Agreement (Form A) (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of DISH Network filed July 7, 2005, Commission File No. 000-26176)
(d)(5)	Incentive Stock Option Agreement (Form B) (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of DISH Network filed July 7, 2005, Commission File No. 000-26176)
(d)(6)	Incentive Stock Option Agreement (1999 Long-Term Incentive Plan) (incorporated by reference to Exhibit 99.5 to the Current Report on Form 8-K of DISH Network filed July 7, 2005, Commission File No. 000-26176)
(g)	Not applicable
(h)	Not applicable

*	Previously filed.